                                                    Filed Pursuant to Rule 424B2
                                                      Registration No. 333-62383
                                                                       333-82385
PROSPECTUS SUPPLEMENT
JULY 7, 1999
(TO PROSPECTUS DATED SEPTEMBER 9, 1998)

                                   SONAT INC.

                                  $600,000,000

                             7 5/8% NOTES DUE 2011

           ---------------------------------------------------------

SONAT INC.:

- Sonat is a diversified energy holding company. It is engaged through its subsidiaries and joint ventures in domestic oil and natural gas exploration and production, the transmission and storage of natural gas, natural gas and electric power marketing and electric power generation.

-Sonat Inc.
  1900 Fifth Avenue North
  AmSouth-Sonat Tower
  Birmingham, Alabama 35203
  (205) 325-3800

THE NOTES AND THE OFFERING:

- Maturity: July 15, 2011.

- Interest Payments: semi-annually on January 15 and July 15, beginning on January 15, 2000.

- Optional Redemption: redeemable, at any time at Sonat's option, at the greater of par and the sum of the present values of the remaining scheduled payments on the Notes (discounted at a rate based on the rate of a comparable U.S. Treasury security plus 25 basis points) plus accrued interest.

- Ranking: equally with any other unsecured indebtedness of Sonat that is not specifically subordinated to the Notes.

- Use of Proceeds: to repay short-term indebtedness.

- Closing: July 12, 1999.

                                                     Per Note                   Total
Public offering price:                                98.949%               $593,694,000
Underwriting fees:                                    0.675%                $  4,050,000
Proceeds to Sonat:                                    98.274%               $589,644,000

--------------------------------------------------------------------------------

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED WHETHER THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
             CHASE SECURITIES INC.
                           GOLDMAN, SACHS & CO.
                                         MERRILL LYNCH & CO.

    These offering materials consist of two documents: (a) this Prospectus Supplement, which describes the terms of the Notes that we are currently offering, and (b) the attached Prospectus, which provides general information about our debt securities that we may offer from time to time, some of which may not apply to the Notes that we are currently offering. The information in this Prospectus Supplement replaces any inconsistent information included in the attached Prospectus.

    In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the attached Prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

    We are offering to sell the Notes only in places where sales are permitted.

    You should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the attached Prospectus is accurate as of any date other than its respective date.

    Unless otherwise stated in this Prospectus Supplement, the "Company", "we", "us" and "our" mean Sonat Inc.

        ----------------------------------------------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          -----
PROSPECTUS SUPPLEMENT

The Company..........................         S-3

Use of Proceeds......................         S-4

Ratio of Earnings from Continuing
  Operations to Fixed Charges........         S-4

Description of the Notes.............         S-4

Underwriting.........................         S-6

Legal Matters........................         S-7

Experts..............................         S-7

Incorporation of Certain Documents by
  Reference..........................         S-7

                                          PAGE
                                          -----
PROSPECTUS

Available Information................           2

Incorporation of Certain Documents by
  Reference..........................           2

The Company..........................           3

Use of Proceeds......................           4

Ratio of Earnings from Continuing
  Operations to Fixed Charges........           4

Description of Debt Securities.......           4

Plan of Distribution.................          10

Legal Opinions.......................          11

Experts..............................          11

                                  THE COMPANY

    Sonat Inc. (the "Company" or "Sonat") is a diversified energy holding company. It is engaged through Sonat Exploration Company and Sonat Exploration GOM Inc. in domestic oil and natural gas exploration and production, through Southern Natural Gas Company and Citrus Corp. in the transmission and storage of natural gas, and through Sonat Energy Services Company in natural gas and electric power marketing and in electric power generation.

    The Company's principal executive offices are located at 1900 Fifth Avenue North, AmSouth-Sonat Tower, Birmingham, AL 35203 and its principal mailing address is P.O. Box 2563, Birmingham, AL 35202. The Company's telephone number at its principal executive offices is (205) 325-3800.

MERGER WITH EL PASO ENERGY CORPORATION

    Sonat and El Paso Energy Corporation ("El Paso Energy") have entered into the Second Amended and Restated Agreement and Plan of Merger, dated as of March 13, 1999 (the "Merger Agreement"), which provides for the merger of Sonat into El Paso Energy (the "Merger"). On June 10, 1999, the Company's stockholders and El Paso Energy's stockholders approved the Merger Agreement. If the Merger is completed, the Notes will become the obligation of El Paso Energy, as the surviving company in the Merger.

    Completion of the Merger is subject to satisfaction or waiver of a number of conditions, including:

    - there being no law or court order that prohibits the Merger;

    - all waiting periods under federal antitrust laws applicable to the Merger having expired or terminated;

    - all other regulatory approvals, including the approval of the Federal Energy Regulatory Commission, having been received without conditions that would have a material adverse effect on the financial condition, results of operations or cash flow of the combined businesses of Sonat and El Paso Energy; and

    - attorneys for Sonat and El Paso Energy having issued opinions that the Merger is expected to be tax free.

    We expect the regulatory review of the Merger to be completed during the third or fourth quarter of the year. The Merger will be consummated as soon as all necessary regulatory approvals have been obtained. However, we cannot assure you that the Merger will be completed. If the Merger is not completed, the Notes will remain the obligation of Sonat and El Paso Energy will have no obligation with respect to the Notes.

    El Paso Energy is a diversified energy holding company. It is engaged through its subsidiaries in the interstate and intrastate transportation, gathering and processing of natural gas, marketing of natural gas, power and other commodities, power generation, and the development and operation of energy infrastructure facilities worldwide.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Notes will be used to repay short-term indebtedness, which matures during July through September 1999 and bears interest at a weighted average rate per annum of 5.31%. The proceeds of such short-term indebtedness were used for general corporate purposes.

         RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES

                                                                THREE MONTHS
                                                                    ENDED
                                                                  MARCH 31,                  YEARS ENDED DECEMBER 31,
                                                                -------------  -----------------------------------------------------
                                                                    1999         1998       1997       1996       1995       1994
                                                                -------------  ---------  ---------  ---------  ---------  ---------
Total Enterprise(a)...........................................      --(b)          --(c)        2.9        3.3        3.2        2.3

------------------------

(a) The ratios have been restated to reflect the Company's change in its accounting method for oil and gas operations from the successful efforts method to the full cost method, effective September 1998.

(b) Earnings from continuing operations for the three months ended March 31, 1999 were inadequate to cover fixed charges of $49.8 million for such period due to "ceiling test" charges for the impairment of certain oil and gas properties, which aggregated $351.5 million. The coverage deficiency was $330.4 million for the three month period.

(c) Earnings from continuing operations for the year ended December 31, 1998 were inadequate to cover fixed charges of $195.2 million for such period due to "ceiling test" charges for the impairment of certain oil and gas properties and restructuring expenses primarily associated with a reduction in work force, which aggregated $1,050.2 million. The coverage deficiency was $843.4 million for the year.

                            DESCRIPTION OF THE NOTES

GENERAL

    The Notes will be issued under an Indenture, dated as of June 1, 1986, between the Company and The Chase Manhattan Bank, as Trustee.

    The Notes will be limited to $600,000,000 aggregate principal amount and will mature on July 15, 2011. The Notes will bear interest at the rate of 7 5/8% per annum from July 12, 1999, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on January 15 and July 15 of each year, commencing January 15, 2000, to the person in whose name a Note (or any predecessor Note) is registered at the close of business on the January 1 or July 1 next preceding such Interest Payment Date.

    The Notes will not be entitled to the benefit of any sinking fund.

    The Notes are subject to defeasance and covenant defeasance as described under "Description of Debt Securities--Defeasance and Covenant Defeasance" in the attached Prospectus. As more fully discussed therein, it is likely that a defeasance of the Notes by the Company would result in a taxable event to the holders of the Notes under current Federal income tax law.

    The Notes will be issued in the form of one or more fully registered global notes, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, as Depositary, and registered in the name of the Depositary's nominee. See "Description of Debt Securities-- Book-Entry System" in the attached Prospectus.

OPTIONAL REDEMPTION

    The Notes will be redeemable in whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined below) thereon, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus in either case accrued interest on the principal amount being redeemed to the redemption date.

    "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

    "Comparable Treasury Price" means, with respect to any redemption date, (i) the arithmetic average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer by 5:00 p.m. on the third business day preceding such redemption date.

    "Reference Treasury Dealer" means each of Donaldson, Lufkin & Jenrette Securities Corporation, Chase Securities Inc., Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective successors; PROVIDED, HOWEVER, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

    "Remaining Scheduled Payments" means, with respect to any Note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; PROVIDED, HOWEVER, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

    Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

                                  UNDERWRITING

    Subject to the terms and conditions of an underwriting agreement, dated July 7, 1999, Sonat agreed to sell to each of the underwriters named below and each of the underwriters severally agreed to purchase from Sonat the respective principal amount of Notes set forth opposite its name below.

                                                                 PRINCIPAL
                                                                   AMOUNT
UNDERWRITER                                                       OF NOTES
-----------                                                     ------------
Donaldson, Lufkin & Jenrette Securities Corporation...........  $301,200,000
Chase Securities Inc..........................................    99,600,000
Goldman, Sachs & Co...........................................    99,600,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated......................................    99,600,000
                                                                ------------
    Total.....................................................  $600,000,000
                                                                ------------
                                                                ------------

    The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the Notes offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the Notes offered hereby if any are purchased.

    The underwriters initially propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain dealers (including the underwriters) at such price less a concession not in excess of 0.400% of the principal amount of the Notes. The underwriters may allow, and such dealers may re-allow, to any other underwriter and certain other dealers a concession not in excess of 0.250% per Note. After the initial offering of the Notes, the public offering price and other selling terms may be changed by the underwriters at any time without notice.

    Sonat has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect thereof.

    The Notes are a new issue of securities with no established trading market. Sonat does not intend to apply for the Notes to be listed on any securities exchange or to be quoted on any quotation system. The underwriters have advised Sonat that they intend to make a market in the Notes; however, they are not obligated to do so, and they may discontinue any such market making at any time without notice. Therefore, no assurance can be given as to the existence or liquidity of a trading market for the Notes.

    Other than in the United States, no action has been taken by Sonat or the underwriters that would permit a public offering of the Notes in any jurisdiction where action for that purpose is required. The Notes offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement and the attached Prospectus or any other offering material or advertisements in connection with the offer and sale of the Notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus Supplement and the attached Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the Notes and the distribution of this Prospectus Supplement and the attached Prospectus. This Prospectus Supplement and the attached Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any of the Notes offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

    In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the underwriters may overallot the offering, creating a syndicate short position. The underwriters may bid for and purchase Notes in the open market to cover such syndicate short position or to stabilize the price of the Notes. These activities may stabilize or maintain the market price of the Notes above independent market levels. The underwriters are not required to engage in these activities, and may end either of these activities at any time.

    In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with Sonat. In particular, an affiliate of Chase Securities Inc. is a lender to the Company under its existing credit agreement. The Chase Manhattan Bank, the Trustee, is an affiliate of Chase Securities Inc. In connection with the Merger, Donaldson, Lufkin & Jenrette Securities Corporation acted as financial advisor to El Paso Energy and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as financial advisor to Sonat.

                                 LEGAL MATTERS

    The legality of the Notes is being passed upon for the Company by Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, and the validity of the Notes is being passed on for the underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004.

                                    EXPERTS

    The consolidated financial statements of Sonat Inc. as of December 31, 1998 and 1997, and for the years ended December 31, 1998, 1997 and 1996, included in Sonat's Annual Report on Form 10-K for 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference, which, as to the year ended December 31, 1996, is based on the report of KPMG LLP, independent auditors. The report of KPMG LLP refers to a change by Zilkha Energy Company in accounting for oil and gas properties from the full cost method to the successful efforts method. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

    The consolidated financial statements and financial statement schedule of El Paso Energy as of December 31, 1998 and 1997, and for the years ended December 31, 1998, 1997 and 1996, included in Sonat's Current Report on Form 8-K, dated July 6, 1999, and incorporated by reference in this Prospectus Supplement, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

    The references to William M. Cobb & Associates, Inc. and Ryder Scott Company Petroleum Engineers and to their respective reserve reports in the Sonat Annual Report on Form 10-K for 1998 are incorporated herein by reference in reliance upon the authority of such firms as experts with respect to the matters contained in their respective reserve reports.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the SEC are hereby incorporated by reference in this Prospectus Supplement: the Company's Annual Report on Form 10-K for the year ended December 31, 1998, filed on March 24, 1999; its Quarterly Report for the quarter ended March 31, 1999, filed on May 12, 1999; its Current Reports on Form 8-K, filed on January 8, March 3, March 15, April 22, June 10 and July 6, 1999; and its Joint Proxy Statement/Prospectus, dated May 5, 1999, filed on May 5, 1999.

    Reference is made to the information under "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. All documents filed under the Exchange Act with the SEC prior to January 1, 1999 and incorporated by reference in the Prospectus have been superseded by the above-referenced documents and shall not be deemed to constitute a part of the Prospectus or this Prospectus Supplement.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

July 7, 1999

                                     [LOGO]

                                  $600,000,000
                             7 5/8% NOTES DUE 2011

                         ------------------------------

                             PROSPECTUS SUPPLEMENT

                         ------------------------------

                          DONALDSON, LUFKIN & JENRETTE
                             CHASE SECURITIES INC.
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.

------------------------------------------------------------

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THE AFFAIRS OF SONAT HAVE NOT CHANGED SINCE THE DATE HEREOF.

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